FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2002

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC COMPLETES ACQUISITION OF GF BITAL

HSBC Holdings plc (HSBC) has completed the acquisition of Grupo Financiero Bital S.A. de C.V. (GF Bital) with the close of its cash tender offer to acquire all of the outstanding shares in GF Bital.

The offer expired at 15:45 p.m., Mexico City time, on Friday, 22 November 2002. 731,525,483 Series 'O' shares and 203,442,973 Series 'L' shares, which represent 99.21 per cent of the total capital stock of GF Bital, were validly tendered and accepted for payment. Settlement of the offer price will be made on Wednesday, 27 November 2002.

The offer price was US$1.20967 per share in cash for each outstanding share of the Series 'O' shares and Series 'L' shares. The total offer consideration to be paid by HSBC for the tendered shares is US$1,131,003,292.17.

All conditions for completion of the offer were met and HSBC obtained all the Mexican regulatory approvals required in connection with the offer, including the approvals of the Banking and Securities Commission (CNBV), the Ministry of Finance and Public Credit, and the Mexican Stock Exchange.

HSBC Group Chief Executive Sir Keith Whitson said: "I am delighted with the result of the offer. As a member of the HSBC Group, GF Bital will have access to the global expertise and resources of one of the world's largest financial services organisations. The strengths of both banks will be combined to provide an outstanding level of service to GF Bital's six million customers."

HSBC considers GF Bital to be an attractive banking franchise and a major and highly respected force in Mexican financial services. The acquisition will enable HSBC to become one of the few banks that can facilitate investment and trade flows seamlessly amongst the NAFTA countries and internationally.

With some 7,000 offices in 81 countries and territories and assets of US$746 billion at 30 June 2002, the HSBC Group is one of the world's largest banking and financial services organisations.

Media enquiries to:

HSBC:                                                                         London                                     Richard Beck/Adrian Russell

                                                                                                                                       Tel: (44) 20 7992 0633/1555

                                                                                     New York                                 Linda Stryker-Luftig

                                                                                                                                       Tel: (1) 212 525 3800

                                                                                     Hong Kong SAR                      Gareth Hewett/Viginia Lo

                                                                                                                                       Tel: (852) 2822 4929/4930

GF Bital:                                                                      Mexico City                             Hill & Knowlton

                                                                                                                                       Jose Antonio Tamayo/Juan A Lozano

                                                                                                                                       Tel: (52) 57 29 40 10

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                          By:

                                                                                                                                           Name: P A Stafford

                                                                                                                                          Title: Assistant Group Secretary

                                                                                                                                          Date: November 25, 2002